July 30, 2025

File No.: 339677.00001

Via SEDAR+

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

The Canadian Depository for Securities Limited

Dear Sirs/Mesdames:

Re:	Sol Strategies Inc. (the "Company") - Consolidation of Shares

Pursuant to Policy 9 - Name Change, Stock Splits & Share Consolidations of the Canadian Securities Exchange ("CSE"), please be advised that the Company is undertaking a share consolidation of its common shares at a share ratio of one (1) post-consolidation common share for every eight (8) pre- consolidation common shares, effective August 5, 2025 (the "Consolidation"). The Company is retaining its current name, Sol Strategies Inc., and current stock symbol HODL.

We trust you will find the enclosed and foregoing in order. However, if you have any questions, please feel free to contact the undersigned.

Yours truly,

"Fasken Martineau DuMoulin LLP"

Fasken Martineau DuMoulin LLP